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                                                                  EXHIBIT (a)(6)

The Italy Fund Inc. Announces Tender Offer

NEW YORK, July 6/PRNewswire/ -- The Italy Fund Inc. (NYSE: ITA) announced today a tender offer to be conducted during the third quarter of this year as part of the efforts of the Board of Directors and Management of the Fund to reduce the discount between its net asset value per share and the market price at which it trades.

Under the terms approved by the Fund's Board, the Fund will, pursuant to due notification, commence a tender offer for up to 2,012,879 shares, which represents 25% of its issued and outstanding shares of common stock. The offer is for cash at a price equal to 98% of the net asset value ("NAV") per share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market in which the shares are traded, on the day after the date the offer expires. The terms and conditions of the offer will be set forth in the Fund's Offer to Purchase and the related Letter of Transmittal.

The Italy Fund Inc., a non-diversified investment company, is managed by SSB Citi Fund Management LLC, a wholly owned subsidiary of Salomon Smith Barney Holdings Inc., and is listed on the New York Stock Exchange under the symbol "ITA." As of June 30, 2000, the Fund's net asset value per share was $20.84 and its market price was $18.13 per share, which is a discount to NAV of 13.0%

SOURCE The Italy Fund Inc.

-0- 07/06/2000

/CONTACT: Brenda Grandell, Director, Closed-End Funds, of The Italy Fund Inc., 212-783-0460/

/Web site: http://www.salomon.com/
(ITA)

CO: Italy Fund Inc.
ST: New York
IN: FIN
SU: OFR